FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2011
Commission File No.: 2-0-27648

VOCALTEC COMMUNICATIONS LTD.

 (Translation of registrant’s name into English)

12 BENNY GAON STREET, BUILDING 2B
POLEG INDUSTRIAL AREA, NETANYA, ISRAEL 42504

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a Notice and a Proxy Statement to be sent to the Company's shareholders in connection with the upcoming Extraordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 24, 2011

VOCALTEC COMMUNICATIONS LTD.

By:	/s/ Daniel Borislow
Name:	Daniel Borislow
Title:	President and Chief Executive Officer

VOCALTEC COMMUNICATIONS LTD.
NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders of VocalTec Communications Ltd. (the “Company”) will be held at the Company’s offices, at 12 Benny Gaon Street, Building 2B, Poleg Industrial Area, Netanya, Israel, on April 28, 2011 at 3:30 p.m. Israel time, or at any adjournments thereof (the “Meeting”).

The agenda for the Meeting is as follows:

1.
To approve an amendment to the Company’s Articles of Association and Memorandum of Association to change the Company’s name to “magicJack VocalTec Ltd.”, and authorize management of the Company to approve such similar name approved by the Israeli Registrar of Companies.

2.	To elect Ms. Tali Yaron-Eldar as an external director of the Company for a three-year term, in accordance with the provisions of the Israeli Companies Law.

3.	To approve the terms of remuneration of Ms. Tali Yaron-Eldar and Mr. Yoseph Dauber, subject to the approval of the Company’s Audit Committee and Board of Directors.

4.	To approve such other business as may properly come before the Meeting or any or all adjournments or postponements thereof.

These proposals are described more fully in the attached Proxy Statement, which we urge you to read in its entirety.

Only shareholders of record at the close of business on March 29, 2011 will be entitled to attend and vote at the Meeting.  Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to us in the enclosed, postage-paid envelope.  If you attend the Meeting, you may vote in person, whether or not you have already executed and returned your proxy card.  You may revoke your proxy card not later than two (2) hours prior to the scheduled time of the Meeting or at the Meeting itself if you attend the Meeting.  If you revoke your proxy, you may only vote by attending the Meeting in person.  Please review the Proxy Statement accompanying this notice for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have any questions, please feel free to call Mr. Peter Russo, the Company’s Chief Financial Officer, at (561)-771-CALL.

YOUR VOTE IS VERY IMPORTANT.

The affirmative vote of the holders of not less than seventy-five percent (75%) of the shares present and voted in the meeting in person or by proxy is required to approve item 1.

In addition, the affirmative vote of the holders of a simple majority of the shares present and voted in the meeting in person or by proxy is required to approve items 2 and 3 (subject to the approval of item 3 by the Company’s Audit Committee and Board of Directors), provided that one of the following two alternatives must apply:

(i)  such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders, who are not controlling shareholders of the Company or someone on their behalf, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or

(ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

By Order of the Board of Directors,

VOCALTEC COMMUNICATIONS LTD.

Ilan Rosen
Chairman of the Board of Directors
March 30, 2011

VOCALTEC COMMUNICATIONS LTD.
12 Benny Gaon Street, Building 2B,
Poleg Industrial Area, Netanya, Israel

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, no par value, of VocalTec Communications Ltd., a company organized under the laws of the State of Israel (the “Company”), in connection with the solicitation by the Company’s board of directors (the “Board”) of proxies for use at the Company’s Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on April 28, 2011 at 3:30 p.m. Israel time at the Company’s offices at 12 Benny Gaon Street, Building 2B, Poleg Industrial Area, Netanya, Israel or at any adjournment thereof.

At the Meeting, you will be requested to approve the following matters:

1.
To approve an amendment to the Company’s Articles of Association and Memorandum of Association to change the Company’s name to “magicJack VocalTec Ltd.”, and authorize management of the Company to approve such similar name approved by the Israeli Registrar of Companies.

2.	To elect Ms. Tali Yaron-Eldar as an external director of the Company for a three-year term in accordance with the provisions of the Israeli Companies Law.

3.	To approve the terms of remuneration of Ms. Tali Yaron-Eldar and Mr. Yoseph Dauber, subject to the approval of the Company’s Audit Committee and Board of Directors.

4.	To approve such other business as may properly come before the Meeting or any or all adjournments or postponements thereof.

YOUR VOTE IS VERY IMPORTANT.

The affirmative vote of the holders of not less than seventy-five percent (75%) of the shares present and voted in the meeting in person or by proxy is required to approve item 1.

In addition, the affirmative vote of the holders of a simple majority of the shares present and voted in the meeting in person or by proxy is required to approve items 2 and 3 (subject to the approval of item 3 by the Company’s Audit Committee and Board of Directors), provided that one of the following two alternatives must apply:

(i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders, who are not controlling shareholders of the Company or someone on their behalf, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or

(ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

Proxies for use at the Meeting are being solicited by the Board.  A form of proxy card for use at the Meeting is attached.  The completed proxy card should be mailed to the Company in the pre-addressed envelope provided and should be received by the Company not less than two (2) hours before the time fixed for the Meeting.  Upon the receipt of a properly executed proxy card in the form enclosed herewith, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the directions of the shareholder executing such proxy. In the absence of such instructions, the persons named as proxies intend to vote the ordinary shares covered by the proxy cards IN FAVOR of the proposed matter to be presented at the Meeting.  Shareholders may revoke the authority granted by their execution of proxies at any time until 2 (two) hours before the Meeting by presenting to the Company at its registered office proof of such shareholder’s identity as appears on the proxy and withdrawing the proxy or at the Meeting itself if you attend the Meeting, in which case the revoking shareholder may only vote his shares by attending the Meeting in person and voting at the Meeting. Any shareholder that holds, as of the record date set for determining the shareholders entitled to notice of and to vote at the Meeting, either (i) 5% or more of the total voting rights in the Company, or (ii) 5% or more of the total voting rights in the Company held by all shareholders that are not control persons, may, directly or through a representative after the Meeting is held, review, at the Company’s registered office, all proxies received by the Company with respect to the Meeting.

Only shareholders of record at the close of business on March 29, 2011 will be entitled to vote at the Meeting.  Proxies are being mailed to shareholders on or about March 30, 2011 and will be solicited mainly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact.  Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their respective principals.  The Company will bear the cost of soliciting proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.  Shareholders may vote shares directly held in their name in person at the Meeting.  If a shareholder wants to vote in person at the Meeting shares held in street name, the shareholder must request a legal proxy from the broker, bank or other nominee that holds the shares, and must present such legal proxy at the Meeting.

    Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Ilan Rosen, at 12 Benny Gaon Street, Building 2B, Poleg Industrial Area, Netanya, Israel. Position Statements should be submitted to the Company no later than April 7, 2011.

On March 21, 2011, the Company had outstanding 11,598,956 ordinary shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting.  Two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate more than thirty three and one third percent (33.33%) of the voting power of the Company, will constitute a quorum at the Meeting.  If a quorum is not present within thirty minutes from the time appointed for the Meeting, the Meeting will be adjourned to the same day in the following week, at the same time and place, or to such day and at such time and place as the Chairman of the Meeting may determine.  At such adjourned Meeting, any two shareholders, present in person or by proxy, will constitute a quorum.

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. In addition, you may obtain information about the Company from documents filed with the United States Securities and Exchange Commission (“SEC”). We encourage you to read the entire Proxy Statement carefully.

By Order of the Board of Directors,

VOCALTEC COMMUNICATIONS LTD.

Ilan Rosen
Chairman of the Board of Directors
March 30, 2011

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN SHAREHOLDERS AND MANAGEMENT

The following table sets forth certain information as of March 21, 2011, concerning (i) the only persons or entities known to the Company to own beneficially more than 5% of the Company’s outstanding ordinary shares, and (ii) the number of ordinary shares beneficially owned by all directors and officers as a group. The following table reflects the 1-for-5 reverse split of the Company’s share capital which was effected on July 16, 2010. The percentages below are based on 11,598,956 ordinary shares outstanding as of March 21, 2011:

	Ordinary Shares Beneficially Owned
Name and Address	Number	Percent
Daniel Borislow	3,105,032	26.77%
Menachem Goldstone	1,000,000	8.62%
Officers and directors as a group (8 persons) (1)	3,901,922	33.64%

(1)           Includes 22,688 ordinary shares underlying outstanding options that are either currently exercisable or will become exercisable within 60 days of March 21, 2011 as well as shares held by Mr. Daniel Borislow and others.

MARKET PRICE DATA

The following table shows, for the periods indicated, the high and low closing sale prices of our ordinary shares as reported on the Nasdaq Capital Market. For consistency purposes, the prices indicated below reflect the 1-for-5 reverse split of the Company’s share capital which was effected on July 16, 2010, with respect to all the periods indicated:

	High ($)	Low ($)
2009
First Quarter	2.05	0.90
Second Quarter	7.00	1.65
Third Quarter	10.10	4.00
Fourth Quarter	10.75	7.80

2010
First Quarter	8.60	6.55
Second Quarter	8.15	6.15
Third Quarter	38.00	6.00
Fourth Quarter	33.30	24.29

2011
First Quarter	22.91	18.81

The closing price of our ordinary shares, as reported on the Nasdaq Capital Market on March 21, 2011 was $22.11.

ITEM 1

APPROVAL OF AN AMENDMENT TO THE COMPANY’S ARTICLES OF ASSOCIATION AND
MEMORANDUM OF ASSOCIATION TO CHANGE THE COMPANY’S NAME TO “MAGICJACK
VOCALTEC LTD.”, AND AUTHORIZE MANAGEMENT OF THE COMPANY TO APPROVE SUCH
 SIMILAR NAME APPROVED BY THE ISRAELI REGISTRAR OF COMPANIES

The Board believes that it is in the best interest of the Company and its shareholders to change the Company’s current name “Vocaltec Communications Ltd.” to “magicJack Vocaltec Ltd.”, and authorize management of the Company to approve such similar name approved by the Israeli Registrar of Companies. A change in the Company's name to incorporate “magicJack” would associate the Company’s name more closely to its main product.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to amend the preamble, Article 2(a) (Interpretation) and Article 33A (Instrument of Appointments) of the Amended and Restated Articles of Association of the Company and Article 1 of the Amended and Restated Memorandum of Association of the Company, by changing the Company’s name to “magicJack Vocaltec Ltd.”, and authorize management of the Company to approve such similar name approved by the Israeli Registrar of Companies.

The affirmative vote of the holders of not less than seventy-five percent (75%) of the shares present and voted in the meeting in person or by proxy is required for the approval of the foregoing resolution.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 2

ELECTION OF MS. TALI YARON-ELDAR AS AN EXTERNAL DIRECTOR FOR A THREE-YEAR
 TERM IN ACCORDANCE WITH THE PROVISIONS OF THE ISRAELI COMPANIES LAW

The Board believes that it is in the best interest of the Company and its shareholders to elect Ms. Tali Yaron-Eldar as an external director of the Company for a three-year term as our external director to replace Ms. Tsipi Kagan.  Mr. Yoseph Dauber is currently serving as another external director of the Company.

Under the Israeli Companies Law, a publicly traded company must appoint at least two external directors. The Israeli Companies Law provides that a person may not be appointed as an external director of a company if the person or the person’s relative, partner, employer, anyone the person is subject to, directly or indirectly, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with such company, any entity controlling such company or any entity controlled (as of the date of the person’s appointment to serve as external director, or during the two years preceding that date) by or under common control with such company.  The term “affiliation” includes:

☐	an employment relationship;
☐	a business or professional relationship maintained on a regular basis;
☐	control; and
☐	service as an office holder, other than service as a director who was appointed in order to serve as an external director of a company when such company was about to make an initial public offering.

    In addition, no person may serve as an external director if the person’s position or other business create, or may create, a conflict of interest with the person’s responsibilities as an external director, or may impair his ability to serve as a director.

    At least one of the external directors is required to have “financial and accounting expertise” and the other external director(s) are required to have “professional competence” As provided by regulation, a director having "financial and accounting expertise" is a person who, due to his or her education, experience and qualifications, is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. The assessment of a director's "financial and accounting expertise" shall be made by the board of directors. A director having "professional competence" is a person who has an academic degree in either economics, business administration, accounting, law or public administration, or who has an academic degree in an area relevant to the main business sector of the company or in a relevant area for the position as a director, or who has at least five years experience in a senior management position in the business of a corporation with a substantial scope of business, in a senior position in the public sector or in a senior position in the field of the company’s business.

    Our board of directors has determined that Ms. Tali Yaron-Eldar has "financial and accounting expertise".

    Below is information about Ms. Tali Yaron-Eldar:

Since January 2004, Ms. Yaron-Eldar has served as the Chief Executive Officer of Arazim Investment Company, a publicly traded real estate investment company. In addition, since March 2007, she has been a partner with the law firm of Tadmor & Co. and from January 2004 to March 2007, Ms. Yaron-Eldar was a partner with the law firm Cohen, Yaron-Eldar & Co.  Ms. Yaron-Eldar, has also served in a variety of public positions, including as the Chief Legal Advisor of the Customs and V.A.T. Department of the Finance Ministry of the State of Israel from 1998 to 2001 and as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel from 2002 to 2004. Ms. Yaron-Eldar currently serves as a director of Rosetta Genomics Ltd., a biotech company traded on Nasdaq, Menofim Finansim Ltd., a real estate company traded on the Tel Aviv Stock Exchange, EMI-Insurance, a mortgage insurance company, and Juno Capital.  Ms. Yaron-Eldar holds an M.B.A. specializing in finance and an LL.B. from Tel Aviv University and is a member of the Israeli Bar Association

Ms. Tali Yaron-Eldar has attested to the Board and the Company that she meets all the requirements in connection with the election of directors under the Companies Law, per the statement in the form attached hereto as Appendix A.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the election of Ms. Tali Yaron-Eldar as an external director of the Company for a three-year term in accordance with the provisions of the Israeli Companies Law is hereby approved.

The affirmative vote of the holders of a simple majority of the shares present and voted in the meeting in person or by proxy is required for the approval of the foregoing resolution provided, that one of the following two alternatives must apply:

 (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders, who are not controlling shareholders of the Company or someone on their behalf, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or

(ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 3

APPROVAL OF THE TERMS OF REMUNERATION OF MS. TALI YARON-ELDAR AND MR. YOSEPH
DAUBER, AS EXTERNAL DIRECTORS OF THE COMPANY

Under the Israeli Companies Law, the terms of remuneration of directors of a public company must be approved by the shareholders of the Company.

    It is proposed to approve the following terms of remuneration to Ms. Tali Yaron-Eldar and to Mr. Yoseph Dauber, as external directors (which cash remuneration and expense reimbursement is identical to what is provided to the Company's non-external directors), subject to the approval of the Company’s Audit Committee and Board of Directors:

•
A fixed annual payment of $20,000 (to be paid quarterly) for service as a member of the Board, plus a fixed annual payment of $10,000 (to be paid quarterly) for service as a member of each committee of the Board on which the director serves.  Mr. Yoseph Dauber currently serves on the Audit Committee and the Executive Committee, and, if appointed, Ms. Tali Yaron-Eldar will join the Audit Committee following the Meeting.  For the avoidance of any doubt, the fixed payment shall be inclusive of participation in meetings, phone conferences and obtainment of written resolutions of the Board or a committee thereof.

•
Reimbursement of business expenses and travel and accommodation expenses incurred in the performance of duties as a member of the Board and/or any Board committee, including, for illustration purposes, business class flying tickets for overseas travels, suitable hotel accommodation, taxi and/or leased vehicles.

•
A grant of 5,000 Ordinary Shares, no par value, of the Company to each of the external directors, which shares shall vest annually and equally over the next three years and will otherwise be subject to the terms of the Company's 2003 Master Stock Option Plan (the “Shares”). The terms of the grant will provide that in the event of: (A) (i) a sale of all or substantially all of the assets of the Company; or (ii) a sale (including an exchange) of all of the capital stock of the Company; or (iii) a merger, consolidation, amalgamation or like transaction of the Company with or into another company; or (iv) a scheme of arrangement for the purpose of effecting such sale, merger or amalgamation, and (B) as a result of such transaction the external directors are required to cease to serve as directors of the Company, then all unvested Shares on the closing date of such transaction shall automatically accelerate.

Ms. Tali Yaron-Eldar will also be entitled to an indemnification letter from the Company, identical to the indemnification letter granted by the Company to all other directors and officers of the Company. For additional information regarding the Company’s indemnification letter, see the Company’s Proxy Statement, dated November 19, 2010.  Ms. Tali Yaron-Eldar’s liability will also be covered under the Company’s directors’ and officers’ liability insurance policy.

Following election of Ms. Tali Yaron-Eldar as an external director of the Meeting, the Meeting will be adjourned to enable the Company’s Audit Committee and Board of Directors to consider and approve the terms of remuneration of the Company’s directors referred to above. Thereafter, the Meeting will reconvene to discuss and vote for the foregoing resolution.  In the event the terms of remuneration of the directors are not approved by the Company’s Audit Committee and Board of Directors, the foregoing resolution will not be presented to the Company’s shareholders.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the terms of remuneration of the Company’s external directors, Ms. Tali Yaron-Eldar and Mr. Yoseph Dauber, as presented to the shareholders, be, and the same hereby is, approved.”

The affirmative vote of the holders of a simple majority of the shares present and voted in the meeting in person or by proxy is required for the approval of the foregoing resolution provided, that one of the following two alternatives must apply:

 (i) such majority vote at the Meeting shall include at least one third (1/3) of the total votes of shareholders, who are not controlling shareholders of the Company or someone on their behalf, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or

(ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed one percent (1%) of the total voting rights in the Company.

OTHER BUSINESS

                Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

* * * * * *

Where to Find More Information

You may read any reports, statements or other information that the Company files with or furnishes to the SEC at the SEC’s public reference room at the following location:

Public Reference Room 450 Fifth Street, N.W., Room 1024 Washington, D.C. 20549

These SEC filings and submissions are also available to the public from commercial document retrieval services and at the Internet at http://www.sec.gov.

The documents set forth below, as well as reports submitted by the Company with the SEC after the date of this Proxy Statement, contain important information about the Company and its financial condition:

•        Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on May 12, 2010; and

•        Reports of Foreign Private Issuer on Form 6-K furnished by the Company to the SEC after December 31, 2009.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MARCH 21, 2011, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By order of the Board of Directors,

VOCALTEC COMMUNICATIONS LTD.

Ilan Rosen
Chairman of the Board of Directors
March  30, 2011

Annex A

Form of Statement of a Candidate to Serve as a Director

The undersigned hereby declares to VocalTec Communications Ltd. (the “Company”), effective as of ______________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 1999.  Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company.

My qualifications were presented to the Company. In addition, attached hereto is my resume, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261-2272 Israeli Companies Law, 1999.

I am aware that pursuant to Section 241 of the Israeli Companies Law, 1999 this statement shall be presented at the meeting of the Company’s shareholders in which my election shall be considered, shall be kept in the Company’s registered office and shall be available for review by any person.

IN WITNESS WHEREOF, the undersigned have signed this statement as of the date set forth above.

Signature:

Name:

* * * * * *

1 As of the date hereof, Section 226 of the Israeli Companies Law, 1999 provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted by a final judgment of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offences under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel  Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law 5728-1968;

(2) conviction by a court outside of the State of Israel of an offence of bribery, fraud, offences of directors/managers in a corporate body or exploiting inside information;

(3) conviction of any other offence that the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company.

2 As of the date hereof, Section 227 of the Israeli Companies Law, 1999 provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.